10/23

02055748

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: OJSC Ordzhonikidzevsky Ore Mining & Processing

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 13 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34664

FISCAL YEAR ~~10-31~~ 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 11/5/02

12g3-2(b)# 82-34664

02 OCT 21 AM 9:03

[Translation from the Ukrainian language]

The report was approved by:

the Chairman of the Board [signature] Postolovsky, Volodymyr Volodymyrovych

Date: "06" March 2002

AR/S 12-31-01

Contact person regarding the issues of the report drawn up:

Position, department	Head of the Department on Work with the Shareholders
Surname, name, patronymic	Kyrpa, Serhiy Anatoliyovych
Long-distance code, telephone, fax	05667 53386 44043
E-mail	common@ORDGOK.COM

ANNUAL REPORT OF THE OPEN JOINT STOCK COMPANY

THE OJSC "Ordzhonikidzevsky GZK"

Drawn up as of 1 January 2001

Information on financial and business activities published by the issuer in printed mass media means

Name of the issuer	Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise"
Code EDRPOU	00190928
Number of the state registration certificate of the issuer	00190928
Date of issuance of the state registration certificate	15/12/1995
Address (mailing address) of the issuer	11 Kalinin Street, Ordzhonikidze, Dnipropetrovsk oblast, 53300
Long-distance code and telephone	05667 53386
Fax	44043
E-mail	common@ORDGOK.COM
Principal types of activities (code)	(name)
12112	Digging of ferrous metal ores
51121	Vehicular business
16552	Production of business and domestic pottery
71130	Wholesale trade of non-state organizations
16212	Production of cledding materials made of natural stone
14912	Repair of other production equipment and devices
Number of shareholders	15,247
Number of employees of the issuer as of the end of the period under report	7,160
Charter fund (thousands UAH)	368,000.0
Nominal value of a common share (UAH)	0.25
Number of common shares	1,472,000,000
Share of the common shares in the charter fund (%)	100.00
Number of preferred shares	
Share of the preferred shares in the charter fund (%)	
Aggregate value of the outstanding bonds of a nominal value (thousands UAH)	
Date of the last General Shareholders' Meeting (for OJSC)	12 October 2001
Address at which it is possible to review annual report of the issuer	Bureau on Work with the Shareholders at 12 Kalinin Street, Ordzhonikidze,
Dividend payment commencement date (if any)	
Dividend payment closing date	
Interest under bonds payment commencement date	
Interest under bonds payment closing date	
Bond redemption date	

Legal entities rendering services to the issuer	Name	Address	License (permit) number
Registrar of the issuer	CB "Privatbank"	Suite 617, 32 Naberezhna Peremohy Street, Dnipropertrovsk	AA No.240800
Securities custodian	no data		
Depository of the issuer	no data		
Securities traders with which securities placement agreements were executed	IC "Biznes-Invest"	32 Naberezhna Peremohy Street, Dnipropertrovsk	AA No.240835
Legal entities authorized by the issuer to sell (purchase) its securities	no data		

Legal entities authorized by the issuer to pay dividends under its securities	no data		
Auditors (auditing firms) rendering auditing services to the issuer	LLC "Kaupervud"	15a Hohol Street, 5th Floor, Dnipropetrovsk	AB No. 000031

Basic indicators of financial and business activities		
Indicator description	Period	
	Under report	Previous
Net profit (revenues) as result of sale of the products (goods, works, services) (thousands UAH)	754,116.0	763,560.0
Cost price of the products (goods, works, services) sold (thousands UAH)	686,814.0	701,996.0
Net profit (losses) (thousands UAH)	30,276.0	30,191.0
Non-current assets (thousands UAH)	237,366.0	262,041.0
Current assets (thousands UAH)	838,924.0	535,911.0
Long-term obligations (thousands UAH)	12,392.0	8,215.0
Current obligations (thousands UAH)	326,530.0	388,405.0
A portion of net profit allocated for payment of dividends on preferred shares (thousands UAH)		
Average annual number of common shares	400,822,196.0	245,639,480.0
Net profit distributed on one common share (UAH)	0.07553	0.12291
Dividends accrued on one common share (UAH)		
Aggregate amount of money spent by the issuer on re-purchase of shares within a period (thousands UAH)		
Amount of shares re-purchased by the issuer within a period (shares)		
Aggregate amount of money spent by the issuer on re-purchase of bonds within a period (thousands UAH)		
Amount of interest paid up on bonds (thousands UAH)		
Amount of bonds re-purchased by the issuer within a period (bonds)		

There is no preferred shares in the charter fund.
Neither dividends nor interest were paid under bonds.
Neither shares nor bonds were redeemed by the issuer.

BASIC DATA ON THE ISSUER

Identification details, location and means of communication of the issuer

Full name	Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise"
Abbreviated name	OJSC "Ordzhonikidzevsky GZK"
Organizational and legal form	OPEN JOINT STOCK COMPANY
EDRPOU code	00190928
Territory code under KOATUU	12121
Territory (oblast)	Dnipropetrovsk
District	
ZIP code	53300
Town	Ordzhonikidze
Street, building	Kalinin 11 /
Long-distance code and telephone	05667 53-386
Fax	44043
E-mail	Common@ORDGOK.COM
WWW-address	WWW.ORDGOK.COM

Information on state registration

Certificate number	00190928
Date of issuance	15 January 1995
Issuing authority	EXECUTIVE COMMITTEE OF ORDZHONIKIDZE CITY COUNCIL
Registered charter fund (UAH)	368,000,000.00

Bank institutions servicing the issuer

Name of bank (bank department) servicing the issuer according to the principal current account	Nikopol branch of closed joint-stock company commercial bank "PRIVATBANK"
MFO of bank	305891
Name of bank (bank department) servicing the issuer according to the hard currency account	closed joint-stock company commercial bank "PRIVATBANK", DNIPROPETROVSK
MFO of bank	305299

Basic types of activities

ZKGNG code	Type of activities
12112	Digging of ferrous metal ores
51121	Vehicular business
16552	Production of business and domestic pottery
71130	Wholesale trade of non-state organizations, except for consumer co-operation
16212	Production of cledding materials made of natural stone
14912	Repair of other production equipment and devices

Information on licenses (permits) obtained for certain types of activities

Type of activities	License (permit) number	Date of issue	Issuing state authority	Date of expiration of license (permit)
Retail trade	AA-072722	19/04/2001	Regional office of DAAK in Dnipropetrovsk region	19/04/2002
Retail trade	AA-055190	04/05/2001	Regional office of DAAK in Dnipropetrovsk region	04/05/2002
Retail trade	AA-151279	04/07/2001	Regional office of DAAK in Dnipropetrovsk region	04/07/2002
Retail trade	AA-166000	04/07/2001	Regional office of DAAK in Dnipropetrovsk region	04/07/2002
Retail trade	AA-151276	04/07/2001	Regional office of DAAK in Dnipropetrovsk region	04/07/2002
Retail trade	AA-150613	25/07/2001	Regional office of DAAK in Dnipropetrovsk region	25/07/2002
Retail trade	AA-166002	22/08/2001	Regional office of DAAK in Dnipropetrovsk region	22/08/2002
Retail trade	AA-166001	22/08/2001	Regional office of DAAK in Dnipropetrovsk region	22/08/2002
Retail trade	AA-166003	22/08/2001	Regional office of DAAK in Dnipropetrovsk region	22/08/2002
Retail trade	AA-166004	22/08/2001	Regional office of DAAK in Dnipropetrovsk region	22/08/2002
Retail trade	AA-197776	17/10/2001	Regional office of DAAK in Dnipropetrovsk region	7/10/2002
Retail trade	AA-197775	17/08/2001	Regional office of DAAK in Dnipropetrovsk region	7/10/2002
Retail trade	AA-290306	12/11/2001	Regional office of DAAK in Dnipropetrovsk region	12/11/2002
Retail trade	AA-290305	12/11/2001	Regional office of DAAK in Dnipropetrovsk region	12/11/2002
Retail trade	AA-290814	21/11/2001	Regional office of DAAK in Dnipropetrovsk region	21/11/2002
Use of radio-frequencies	1916	13/11/2000	The State Committee of Telecommunication and Information of Ukraine	13/11/2005

Data on the issuer's incorporation to consolidations of enterprises

Name	Address (mailing address)
Associations:	
No data	
Corporations:	
No data	
Consortiums:	
No data	
Concerns:	
No data	
Other consolidations according to industry, territorial and other principles	
No data	

Information on owners of registered securities of the issuer

Number of shareholders (founders) – legal entities	30
Portion of the shares held by legal entities out of aggregate number (percent) of such shares	99.23
Number of shareholders (founders) – individuals	15,217
Portion of the shares held by individuals out of aggregate number (percent) of such shares	0.77
Number of forms of certificates of securities ordered	20,000
including: - share certificates	20,000
- bond certificates	
Number of forms of securities certificates granted	
including:	
- share certificates	
- bond certificates	

Information on number of employees and their remuneration of labor

Indicator	Actually for a period
Average number of full-time employees (persons)	7,090
Average number of part-time employees (persons)	16
Number of employees working not full working time (day, week) (persons)	188
Payroll fund – in total (thousands of UAH)	41,659.5

Information on the issuer's officers

No.	Position	Surname, name, patronymic	Year of birth	Education	Managerial experience (years)	Name of enterprise and position previously occupied
1	Chairman of the Management Board	Postolovsky, Volodymyr Volodymyrovych	1946	Odessa State University, law faculty	15	Acting General Director on Planning and Energy Issues
2	Member of the Management Board	Havriuk, Anatoliy Opanasovych	1939	Kryviy Rih Ore Mining Institute, digging faculty	19	Manager of Shevchenkivsky quarry
3	Member of the Management Board	Drobotai, Dmytro Serhiovych	1944	Kryviy Rih Ore Mining Institute, digging faculty	23	Technical Control Department Head
4	Member of the Management Board	Tuz, Il'ya Arnodovich	1962	Dnipropetrovsk State University	10	Deputy Chairman of the Board on corporate relations of OGZK
5	Member of the Management Board	Olenchenko, Volodymyr Stanislavovych	1964	Dnipropetrovsk State University, history faculty, Dnipropetrovsk Management, Business and Law Academy, finances and credit faculty	3	VES [foreign economic relations] leading manager, commercial department
6	Member of the Management Board	Sokolov, Volodymyr Ivanovych	1941	Dnipropetrovsk Mining Institute, electric and technical faculty	16	Supplies Director
7	Member of the Management Board	Naumenko, Alla Dmytrivna	1953	Odessa Economy Institute, economics faculty	13	Chief accountant of Nikopol Crane Building Plant
8	Member of the Supervisory Council	Sagaydachny, Boris Leonidovich	1972	Dnipropetrovsk State Metallurgy academy	6	Director of the representative office of "Occidental Management Co LTD"
9	Member of the Supervisory Council	Leonov, Serhiy Volodymyrovych	1972	Dnipropetrovsk State University, economics mathematician	4	Expert of the analysis and active transactions department of CB "Privatbank"
10	Member of the Supervisory Council	Altukhov, Vasyl Ivanovych	1943	university degree	34	Technological production control workshop head
11	Member of the Supervisory Council	Kartmazov, Ihor Olexandrovych	1959	university degree	17	Director of the representative office of LLC "Avis" in Dnipropetrovsk
12	Chairman of the Supervisory Council	Ostanin, Oleksiy Petrovych	1957	Metallurgy Institute, mechanics faculty	13	CJSC company "PrivatIntertrading", Deputy Technical Director
13	Deputy Chairman of the Supervisory	Tymshyn, Vitaliy	1947	Dnipropetrovsk Metallurgy	25	Deputy General Director of

	Council	Ivanovych		Institute		LLC "Eneko"
14	Member of the Supervisory Council	Krivko, Roman Grigor'evich	1968	Dnipropetrovsk State agrarian university	7	Director of the representative office of "Raffles Commodities"
15	Chairman of the Audit Commission	Kosenko, Lidia Leonidivna	1948	Kyiv Economy Institute, economist	23	Head of the Bureau of accounting financial and settlement transactions of special funds
16	Member of the Management Board	Kirienko, Ivan Stepanovych	1950	university degree	10	Deputy of deputy Head of the Management Board on supplies
	Notices:					

No valid conviction applies to any of the officers.
Enterprise is not incorporated to any consolidations of enterprises.

Information on owners of 5% and more of the issuer's shares

Name of a legal entity	EDRPOU Code	Address	Date of recording to the register	Number of shares (items)	Percent out of total number of shares (%)	Number according to the types of shares			
						Common registered shares	Common bearer shares	Preferred registered shares	Preferred bearer shares
VAT [open joint stock company] "MFS"	24917996	7b Vitrov Street, 01032, Kyiv	24/03/1999	170,061,875	11.55	170,061,875			
Saint JOHN TRADING LTD	51020	21 P Katelaris Street, Librohouse, Nicosia, 504, Cyprus	16/01/1998	361,408,166	24.55	361,408,166			
FORTRESS LIMITED	87132	82A Makarios Avenue, Nicosia, Cyprus	25/09/2001	100,113,987	6.80	100,113,987			
VARKIDGE LIMITED	94683	70 DF Kennedy Avenue, Papavasiliu Building, 1641, Nicosia, Cyprus	04/09/1998	239,860,319	16.30	239,860,319			

OCCIDENTAL MANAGEMENT COMPANY LIMITED	86229	82A Makarios III Avenue, 3rd Floor, Suite 301, Nicosia, Cyprus	06/10/1999	136,820,676	9.30	136,820,676			

Surname, name, patronymic of an individual	Date of recording to the register	Number of shares	Percent out of total number of shares (%)	Number according to the types of shares			
				Common registered shares	Common bearer shares	Preferred registered shares	Preferred bearer shares
No data							
In aggregate:		1,008,265,023	68.50	1,008,265,023			

Information on issuer's officers owning the issuer's shares

Position	Surname, name, and patronymic of an officer	Date of recording to the register	Number of shares	Percent out of total number of shares (%)	Number according to the types of shares			
					Common registered shares	Common bearer shares	Preferred registered shares	Preferred bearer shares
Chairman of the Management Board	Postolovsky, Volodymyr Volodymyrovych	28/05/1997	2,715		2,715			
First Deputy Chairman of the Management Board – chief engineer	Havriuk, Anatoliy Opanasovych	28/05/1997	2,000		2,000			
Deputy Chairman of the Management Board on human resources management	Drobotai, Dmytro Serhiovych	28/05/1997	3,000		3,000			
Deputy Chairman of the Management Board on economy issues	Sahaida, Victor Petrovych	28/05/1997	3,000		3,000			
Deputy Chairman of the Management Board on reserves restructuring issues TMC	Sokolov, Volodymyr Ivanovych	28/05/1997	3,000		3,000			

Deputy Chairman of the Management Board on supplies issues	Kirienko, Ivan Stepanovych	28/05/1997	3,000		3,000			
Member of the Supervisory Council	Sagaydachny, Boris Leonidovich	26/09/2001	100		100			
Member of the Supervisory Council	Leonov, Serhiy Volodymyrovych	26/09/2001	200		200			
Member of the Supervisory Council	Altukhov, Vasyl Ivanovych	28/05/1997	3,000		3,000			
Chairman of the Supervisory Council	Ostanin, Oleksiy Petrovych	08/10/2001	100		100			
Deputy Chairman of the Supervisory Council	Tymshyn, Vitaliy Ivanovych	10/10/2001	100		100			
Member of the Supervisory Council	Krivko, Roman Grigor'evich	26/09/2001	100		100			
		In aggregate:	17,000		17,000			

Information on the most recent publication of the issuer's report

Periodical title	Ukrainska Investitsijna Gazeta
Subscription Index	33782
Circulation	15000
Date of publication	29 May 2001

Information on general shareholders' meeting (for OJSC)

Type of general meeting	Regular	Extraordinary
	X	
Place of holding	32 Chekhov Street, Ordzhonikidze, Dnipropetrovsk oblast	
Date of holding	12 October 2001	
Meeting quorum (%)	81.40	
Issues of the agenda	See notices	

Agenda:

1. Report of the Chairman of the Management Board on the results of the activities of the OJSC "OGZK" in 2001.
2. Report of the Chairman of the Audit Commission on the results of financial and business activities of the OJSC "OGZK" in 2001.
3. Increase of the Statutory fund.

4. On changes and additions in the Statute of the OJSC "OGZK".
5. On changes of the Registrar of the OJSC "OGZK".

Information on dividends

Dividend payment register closing date (if paid)	
Dividend payment commencement date	
Dividend payment closing date	

Information on significant fact occurring within a year

Notice registration date	Short description
24 April 2001	Changes in the Audit Commission and the Supervisory Council of the OJSC "OGZK".
12 June 2001	Changes in Management Board
15 October 2001	Decision of the issuance of the shares of the OJSC "OGZK".

No information regarding dividends, since no dividends were paid.

In the column "Percent out of total number of shares" of the table "Information on issuer's officers owning the issuer's shares", it is necessary to record the following:

Postolovsky, V.V. – 0.0002
Havriuk, A.O. – 0.0001
Ostanin, O.P. – 0.000001
Timshin, V.I. – 0.000001
Altukhov, V.I. – 0.0002
Krivko, R.G. – 0.000001
Leonov, S.V. – 0.00001
Sokolov, V.I. – 0.0002
Kirienko, I.S. – 0.0002
In aggregate: 0,0068

Changes regarding information on financial and business activities of the issuer were published in the newspaper, "Bulletin. Tsinni papery Ukrainy" [Ukrainian Securities]

Information on the Registrar

Name	CB "Privatbank"
Organizational and legal form	Closed joint stock company
EDRPOU Code	14360570
KOATUU Area Code	12101
Territory (oblast)	Dnipropetrovsk
District	no data
ZIP code	49094
Populated area	the city of Dnipropetrovsk
Street, building	Naberezhna Peremohy 32
Long-distance code and telephone	0562 47 7910
Fax	39 0497
E-mail	Knp@pbank.dp.ua
WWW-address	www.privatbank.com.ua
No. of license (permit) for this type of activities	AA 24080
License issue date	15 October 2001
License issuing state authority	State Securities and Stock Exchange Market Commission ["SSSEMC"]

Information on legal entities rendering legal services to the issuer

Name	Legal protection firm "Veritas Delta"
Organizational and legal form	Limited Liability Company
EDRPOU Code	306880038
KOATUU Area Code	12101
Territory (oblast)	Dnipropetrovsk
District	no data
ZIP code	49044
Populated area	The city of Dnipropetrovsk
Street, building	6 A K. Tsetkin
Long-distance code and telephone	0562 37 1162
Fax	37 1162
E-mail	Veritas@veritas.dp.ua
WWW-address	www.veritas.kiev.ua
No. of license (permit) for this type of activities	
License issue date	
License issuing state authority	

Information on auditors (auditing firms) rendering auditing services to the issuer

Name	LLC Audit Firm "Cowperwood"
Organizational and legal form	Limited Liability Company
EDRPOU Code	20219083
KOATUU Area Code	12101
Territory (oblast)	Dnipropetrovsk
District	no data
ZIP code	49044
Populated area	The city of Dnipropetrovsk
Street, building	15a Hohol Street
Long-distance code and telephone	0562 47 8398
Fax	37 1976
E-mail	root@cowperwood.dnepr.net
WWW-address	www.cowperwood.dnepr.net
No. of license (permit) for this type of activities	AB No. 000031
License issue date	3 February 1998
License issuing state authority	Auditing Chamber of Ukraine

INFORMATION ON THE ISSUER'S SECURITIES

Information on issues of shares

Issue registration date	Issue registration certificate number	Issue registration state authority	Type of shares	Issue form	Nominal value (UAH)	Number of shares	Aggregate nominal value (UAH)	Percentage in the charter fund
21/12/2001	630/1/01	Dnipropetrovsk territorial department of SSSEMC	Common registered shares	documentary	0.25	1,472,000,000	368,000,000.00	100.00

Information on the issuer's bonds (for every outstanding issue of bonds)

1. Interest-bearing bonds

Issue registration date	Issue registration certificate number	Issue registration state authority	Nominal value (UAH)	Number of bonds in the issue	Issue form	Amount of issue according to nominal value (UAH)	Interest rate (%)	Interest payment term	Bond maturity date
	no data								

2. Discount bonds

Issue registration date	Issue registration certificate number	Issue registration state authority	Nominal value (UAH)	Number of bonds in the issue	Issue form	Amount of issue according to nominal value (UAH)	Bond maturity date
	no data						

3. Special-purpose (interest free) bonds

Issue registration date	Issue registration certificate number	Issue registration state authority	Nominal value (UAH)	Number of bonds in the issue	Issue form	Amount of issue according to nominal value (UAH)	Description of goods (services) secured by the issue	Bond maturity date
	no data							

Information on other securities issued by the issuer (which issue is subject to registration)

Issue date	Securities type	Volume of issue	Amount of securities placed as of the date under report (UAH)	Conditions of circulation and maturity
	No data			

No other securities, except for the common registered shares, have been issued.
On 30 December 1999, the OJSC "OGZK" signed the agreement with the Ukrainian Inter-Bank Currency Exchange [UIBCE] (protocol No. 80, dated 17 January 2000, of the meeting of the quotation commission of UIBCE).

BUSINESS DESCRIPTION

Key factors affecting the issuer's activities

Group of factors	Problem description	An extent of effect on the issuer's activities*			Which changes predicted can affect the enterprise
		Minor effect	Average effect	Significant effect	
Political factors	Political problems are absent				
Financial and economic factors	High level of accounts receivable		X		Measures aimed at repayment of accounts receivable
Production and technological factors	Production and technological problems are absent				
Social factors	Social problems are absent				
Ecological factors	Achievement of ecological characteristics conforming the legislative requirements		X		Reduction of adverse effect on environment, enhancement of efficiency of operation and decrease of costs and expenses

* Appropriate item is indicated with "X".

Information on the most influential competitors in the respect of the basic products

Description of products (type of products)	Name of competitor	Competitor's country of origin	Degree of competition*		
			Minor effect	Average effect	Significant effect
Manganese ore	OJSC "Marganetsky GZK"	Ukraine			X

* Appropriate item is indicated with "X".

Information on the basic products produced (services rendered) by the issuer

Description of products (type of products)	Trade marks, under which products are sold	Patent and other legal protection of products (inventions and licenses, which are used for products)	TNZED goods (group of goods) code	Production unit	Production volume in actual units	Production volume in monetary units (UAH thousands)	Net profit (proceeds) as result of sale for the period under report (UAH thousands)
Manganese concentrate				Thousands of tons	1,618.5	178,527.5	190,229.9

Manganese agglomerate				Thousands of tons	60.5	16,883.8	17,016.1
Other goods (services):						2,443.0	546,870.0
Total:						197,854.3	754,116.0

Information on the raw materials basis and the main features of products (services) consumers and geographical distribution of consumers by regions of Ukraine and foreign markets

Product	Source of raw materials for production (Ukraine, CIS, abroad)	% in the total production volume		
		Ukraine	CIS and Baltic countries	Other foreign countries
Manganese ore	Ukraine	100.00		
Carbonate	Ukraine	100.00		
Manganese agglomerate	Ukraine	100.00		
	Total:	100.00		

INFORMATION ON THE PROPERTY STATUS AND FINANCIAL AND BUSINESS ACTIVITIES OF THE ISSUER

Information on the issuer's fixed assets (at depreciated cost)

Description of fixed assets	Own fixed assets (UAH thousands)		Leased fixed assets (UAH thousands)		Total amount of fixed assets	
	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period
1. Designated for production purposes:	245,220.0	220,225.0			245,220.0	220,225.0
- buildings and structures	166,202.0	156,481.0			166,202.0	156,481.0
- machinery and equipment	65,894.0	54,005.0			65,894.0	54,005.0
- means of transportation	11,606.0	8,222.0			11,606.0	8,222.0
- other	1,518.0	1,517.0			1,518.0	1,517.0
2. Designated not for production purposes:						
- buildings and structures						
- machinery and equipment						
- means of transportation						
- other						
Total	245,220.0	220,225.0			245,220.0	220,225.0
Explanation:	The degree of depreciation of the own fixed assets at the beginning of the year amounted to 72%, and at the end of the year – 74%.					

Information on the issuer's liabilities

Types of liabilities	Date of occurrence	Outstanding part of the debt (UAH thousands)	Interest for money usage (% per annum)	Maturity date
Bank loans	X		X	X
Including:				
Liabilities under securities	X	54,844.0	X	X
Including: Bonds (per each issue)	X		X	X
Under promissory notes (total)	X	54,844.0	X	X
Financial investment into corporate rights (per each type)	X		X	X
Tax liabilities	X	12,530.0	X	X
Financial assistance on return basis	X		X	X
Other liabilities	X	271,548.0	X	X
Total amount of liabilities	X	338,922.0	X	X

Information on written-off bad debts (for commercial banks)

Debts according to the nature of occurrence	Amount (UAH thousands)
INTER-BANK MARKET	
1. Loans and financial leasing, issued guarantees and deposits	
NON-INTER-BANK MARKET (2 + 3 + 4)	
2. Loans advanced to state managerial authorities	
3. Loans advanced to business entities	
4. Loans advanced to individuals	
Total written off bad debts (1+2+3+4)	

DESCRIPTION OF BUSINESS
(textual part)

Concise history of the enterprise

The Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise" excavates the western part of Nikopolsky manganese deposit. It is one of the largest enterprises in the world specializing in extraction and processing manganese ore. The enterprise also holds leading role in the conditions of development of the technologies of digging operations, comprehensive and rational utilization of land resources, and protection of nature.

Ordzhonikidzevsky Ore Mining and Processing Enterprise was transformed into an open joint stock company according to Order No 12/111-AO of the Regional Department of the State Property Fund in Dnipropetrovsk Oblast "On Transformation of the State Enterprise "Ordzhonikidzevsky Ore Mining and Processing Enterprise" into an Open Joint Stock Company", dated 29 November 1995.

In January 1997, the first general shareholders' meeting of the shareholders was held which approved the Charter and executive bodies of the Company.

After becoming an open joint stock company, the enterprise acquired more independence in respect of choice of the markets of sale, in respect of the pricing policy, as well as improved its technical basis at the cost of investment funds.

Currently, the products of the enterprise are being supplied basically to the Ukrainian metallurgical enterprise, and being partially exported abroad.

In 2001 "Ordzhonikidzevsky Ore Mining and Processing Enterprise" has celebrated 115 anniversary from the date of its foundation.

Information on the issuer's structure

The operating structure of the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" includes 7 functional lines:

- production line;
- line of the Chairman of the Management Board;
- marketing line;
- social issues line;
- economic line;
- human resources, labor organization, labor remuneration, and activities with the shareholders line;
- bookkeeping and accounting, and control line.

The production line carries out uncovering and extraction operations, production of basic types of manganese products, manganese concentrate and agglomerate, iron-ore agglomerate, and simultaneously carries out extraction of accompanying types of products, i.e. sand, expanded clay, shell rock, etc. The production line structure includes 11 basic workshops, 2 transportation workshops, and 9 auxiliary workshops.

The line of the Chairman of the Management Board includes workshops ensuring control over the quality of the products manufactured, and saving the property of the enterprise.

The marketing line includes the workshops associated with provision of the production process with goods and material resources, and the shops manufacturing consumer goods.

Functional lines:

- economic line;

- human resources, labor organization, labor remuneration, and activities with the shareholders line;

- bookkeeping and accounting, and control line.

Such lines provide with financial, labor, and material resources for ordinary course of the production process, carry out controlling and managerial functions, as well as carry out sale of the finished products.

Description of the bookkeeping and accounting policy chosen

Analysis of the basic indicators of the financial position of the OJSC "Ordzhonikidzevsky GZK" and dynamics of their variation allow to come to the following conclusions:

The current ratio amount to 2.57 as of 1 January 2002 as compared with 1.36 as of 1 January 2001. As of the beginning and the end of 2000, the current ration met the requirements of the normative figures (1), within the period its value increased by 89%. Value and dynamics of variation of the current ratio allow to come to the conclusions that the enterprise has significantly improved the structure of the balance sheet in the aspect of securing its own obligations.

The net working capital amounted to UAH 512,394 as of 1 January 2002 as compared with UAH 143,175 as of 1 January 2001. The amount and the rates of growth of such indicator – 257.9% evidences accumulation by the enterprise of assets, and respectively opportunities for expansion of the activities.

The financing ratio amounted to 0.46 as of 1 January 2002 as compared with 1.03 as of 1 January 2001. Within the period under report, the value of such ratio significantly approached to the normative figure (1), i.e. the level of dependency of the enterprise on the means borrowed is optimal one.

The ratio of provision with own working reserves amounted to 0.61 as of 1 January 2002 as compared with 0.27 as of 1 January 2001. It significantly exceeds the normative figure (0.1), and also has positive dynamics of variation.

Therefore, the analysis of liquidity and solvency of the OJSC "Ordzhonikidzevsky GZK" demonstrates that the enterprise operates on stable basis, possesses firm financial position and opportunities for further expansion of the activities.

Information on the basic types of goods or services produced or rendered by the issuer

The Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise" excavates the Western part of Nikopolsky manganese deposit, represents the powerful raw materials resources basis of mining and smelting industry for production of manganese concentrate and agglomerate for ferroalloy and metallurgy plants in Ukraine and partially for export abroad. New type of products, namely, iron-ore agglomerate has been introduced at the enterprise. Simultaneously, the enterprise manufactures domestic pottery, ceramic (clay) products, and items made of granite.

Information on basic markets of sale and principal clients

The principal consumers of the products of Ordzhonikidzevsky GZK include the following:

- the OJSC "Nikopolsky Ferroalloy Plant";
- the OJSC "Zaporizhsky Ferroalloy Plant";
- the OJSC "Kramatorsky Metallurgy Plant".

Information on specific features of development of the industry of activities of the issuer

The prospects of development of the raw materials basis of the OJSC "OGZK" in respect of extraction and enrichment of manganese ores until 2010 are characterized by reduction of the reserves of oxidized ores from 80,270 thousand tons as of 1 January 2001 to 42,540 thousand tons as of 1 January 2011.

Subject to complexity of enrichment of carbonate ores, it is necessary to carry out considerable technical upgrading of factories, look for the methods of extraction of metals and quality of concentrate produced.

Information on competitors of the issuer in the industry, on special features of the products (services)

The Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" which also exploits Nikopolsky manganese deposit is the principal competitor on the territory of Ukraine. The OJSC "Marganetsly GZK" exploits the western part of the deposit by mining method.

Information on substantial problems affecting the activities of the issuer

The following risk factors can likely effect the activities of the OJSC "Ordzhonikidzevsky GZK":

- acts of God;
- force majeure circumstances;
- amendments in legislation.

Information on the facts of payment of fines and reimbursements for violations of applicable legislation

In 2001, the OJSC "Ordzhonikidzevsky GZK" did not pay penalties for violations of applicable legislation.

Policy as to financing the activities

The structure of the capital of the OJSC "OGZK" at the beginning of the period under report was as follows: 49.2% – own capital, 50.8% – obligations of the enterprise.

At the end of 2001 the structure of the capital changed according to the following: 68.6% – own capital, 31.4% – obligations of the enterprise.

Changes in the structure of the capital were resulted by the following factors: increase of the amount of own capital (increase of the statutory fund by UAH 306,590 thousand), reduction of the obligations by UAH 59,133 thousand.

Information on the value of the agreements executed, however, not performed

For 2001, the Open Joint Stock Company "Ordzhonikidzevsky GZK" does not have the agreements executed, however, not performed.

Prospects and plans

In 2002 net income is planned in the amount of UAH 30 mln.

It is planned to address UAH 8,6 mln. to the maintenance of social sphere (swimming pool, stadium, recreation zone, recreation centre, sanatorium), as well as to infant schools. UAH 10 mln. is planned to direct to the technical retrofitting: purchasing of BELAZ, KRAZ trucks, bulldozer T-25.01, "Trunking communication" system, cumulation battery SK-8.
The main source of income growth is cost reduction. Enterprise is developing efficiency activities to economy energy resources, decrease burdens, improvement of manganese fine-ore process, reduction of raw materials expense rate.

Other information

Appendix to the
Bookkeeping and Accounting
Regulation (standards) 4

			CODES
Enterprise:			
The Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise"	Date (year, month, day)	2001	1	01
	ERDPOU code		00190928
Territory: 1212100000	KOATUU code		1212100000
State authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED ON	SPODU code		6024
Industry (type of activities): DIGGING FERROUS METALS ORES	ZKNG code		12112
Type of economic activities:	KVED code		13.20.2
Measuring unit: UAH thousands	Controlling amount		

CASH FLOW REPORT
for 2001

1801004

Indicator	Line code	For the period under report		For the previous period	
		Proceeds	Expenses	Proceeds	Expenses
1	2	3	4	5	6
I. Cash flow as a result of operational activities					
Profit (losses) as result of ordinary activities before taxation	010	40,794.0		26,334.0	
Adjustments for: depreciation of non-working assets	020	30,817.0	X	24,044.0	X
decrease (increase) of collateral	030		1,435.0		9.0
losses (profit) as result of currency difference unused	040	3.0		1.0	
losses (profit) as result of non-operational activities	050	774.0			2,711.0
Expenses for payment of interest	060	1,851.0	X	1,952.0	X
Profit (losses) as result of operational activities prior to changes in net current assets	070	72,804.0		49,611.0	
Decrease (increase) of: current assets	080		291,610.0		1,086,075.0
expenses of future periods	090		2,505.0		29.0
Increase (decrease) of: current obligations	100	133,214.0		1,037,694.0	
profit of future periods	110	93.0		17.0	
Monetary funds as result of operational activities	120		88,044.0	1,218.0	
Paid: Interest	130	X	2,227.0	X	
profit tax	140	X		X	
Net flow of money prior to extraordinary events	150		90,231.0	1,218.0	
Flow of money as result of extraordinary events	160				
Net flow of money as result of operational activities	170		90,231.0	1,218.0	
II. Flow of money as result of investment activities					
Implementation of: financial investment	180		X		X
non-current assets	190	3.0	X		X

property complexes	200		X		X
Receipt of: Interest	210		X		X
Dividend	220		X		X
Other proceeds	230		X		X
Acquisition of: financial investment	240	X		X	
non-current assets	250	X	25.0	X	1,837.0
property complexes	260	X		X	
Other payments	270	X		X	
Net flow of funds prior to extraordinary events	280		22.0		1,837.0
Flow of funds as result of extraordinary events	290				
Net flow of funds as result of investment activities	300		22.0		1,837.0
III. Flow of funds as result of financial activities					
Own capital income	310	306,590.0	X		X
Loans received	320	263,692.0	X	776.0	X
Other earnings	330		X		X
Repayment of loans	340	X	479,873.0	X	99.0
Dividends paid	350	X		X	
Other payments	360	X		X	
Net cash flow prior to extraordinary events	370	90,409.0		677.0	
Cash flow as result of extraordinary events	380				
Net cash flow as result of financing activities	390	90,409.0		677.0	
Net cash flow for the period under report	400	156.0		58.0	
Balance at the beginning of year	410	111.0	X	53.0	X
Influence of currency rates changes on balance of funds	420		3.0	1.0	1.0
Balance of funds the end of year	430	264.0	X	111.0	X

Appendix to the
Bookkeeping and Accounting
Regulation (standards) 5

Enterprise:
The Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise"
Territory: 1212100000
State authority:
OPEN JOINT STOCK COMPANIES, ESTABLISHED ON
Industry (type of activities): DIGGING FERROUS METALS ORES
Type of economic activities:
Measuring unit: UAH thousands

	CODES		
Date (year, month, day)	2001	12	01
ERDPOU code	00190928		
KOATUU code	1212100000		
SPODU code	6024		
ZKNG code	12112		
KVED code	13.20.2		
Controlling amount			

OWN CAPITAL REPORT
for 2001

Form No. 4 DKUD code 1801005

Indicator	Line code	Charter capital	Share capital	Additionally invested capital	Other additional capital	Reserve capital	Undivided income	Unpaid capital	Withdrawn capital	TOTAL
1	2	3	4	5	6	7	8	9	10	11
Balance as of the end of year	010	61,410.0			245,943.0	5,495.0	97,079.0			399,927.0
Adjustment: Change of accounting policy	020									
Correction of mistakes	030									
Other changes	040									
Balance adjusted as of the beginning of year	050	61,410.0			245,943.0	5,495.0	87,079.0			399,927.0

Revaluation of assets: Additional evaluation of fixed assets	060				4,049.0					4,049.0
Value reduction of the fixed assets	070									
Additional evaluation of uncompleted construction	080									
Value reduction of uncompleted construction	090									
Additional evaluation of intangible assets	100									
Value reduction of intangible assets	110									
	120									
Net profit (losses) within the period under report	130						30,276.0			30,276.0
Distribution of profit: Payments to the owners (dividends)	140									
Allocation of the profit to the charter fund	150									
Allocations to the reserve fund	160					9,858.0	- 9,858.0			
	170									
Contributions of the participants:										

Contributions to the capital	180	306,590.0								306,590.0
Repayment of indebtedness from the capital	190									
	200									
Withdrawal of capital: Redemption of shares (participation interest)	210									
Re-sale of the shares (participation interest) redeemed	220									
Cancellation of the shares (participation interest) redeemed	230	( )								( )
Withdrawal of the participation interest from the capital	240									
Reduction of the par value of the shares	250									
Other changes in the capital: Writing off losses which have not been reimbursed	260									
Assets received free of charge	270				-884.0					-884.0
	280				-148.0					-148.0
Total changes in capital	290	306,590.0			3,017.0	9,858.0	20,418.0			339,883.0
Balance at the end of a year	300	368,000.0			248,960.0	15,353.0	107,497.0			739,810.0

STATE STATISTICAL REPORTS

CODES of										
Forms of the document under DKUD	Organizations of the drafter – identification code under EDRPOU	SPATO territories	Branches of industry under ZKGNG	Type of economic activities under KVED	Ownership forms under KFV	Organizational and legal forms of business activities under KOPFG	Ministries, departments MDO, consolidation, association under SPODU	Higher organization – identification code under EDRPOU		Control amount
1	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**
	00190928	1212100000	12112	13202	20	231	6024			

Ministry (department), MDO, consolidation, association
OPEN JOINT STOCK COMPANIES ESTABLISHED UNDER
Organization
Open Joint Stock Company "Ordzhonikidzevsky Ore Mining and Processing Enterprise"
Address
11 Kalinin St., Ordzhonikidze, Dnipropetrovsk Oblast, 53300
Ownership form
COLLECTIVE PROPERTY
Type of activities
DIGGING OF FERROUS METAL ORES

Form No. 2-B – urgent (quarter, annual)
Approved by Order No. 190 of the Ministry of Statistics of Ukraine as of 29 July 1997

To be submitted by all consolidations, enterprises, banks, insurance and other organizations to a statistical authority at the location (except for institutions funded from the budget). Quarter report to be submitted not later than 21 day of a month after a quarter under report. Annual report – on 8 February.

REPORT
ON ISSUE, SALE, AND CIRCULATION OF SECURITIES

For January – December 2001

Section I. Issuance and placement by the issuer of securities

	Line code	Availability at the beginning of a year	Issued within the period under report	In total, available at the beginning of a year and issued within the period under report	Placed at the beginning of a year			
					In total	Including		
						To legal entities	To individuals	Investors of other countries
A	**B**	**1**	**2**	**3**	**4**	**5**	**6**	**7**
In total	010	216,511	808,236	1,024,747	216,511	200,312	11,110	5,089

including: Shares	020	61,410	306,590	368,000	61,410	45,211	11,110	5,089
out of them: - common	021	61,410	306,590	368,000	61,410	45,211	11,110	5,089
- preferred	022							
Bonds	030							
out of them: - republican loan	031							
- enterprise	032							
Treasury obligations	040							
Saving certificates (deposit certificates)	050							
Promissory notes	060	155,101	501,646	656,747	155,101	155,101		
Other securities	070							
For reference: the Charter fund at the beginning of a year	080	61,410	X	X	X	X	X	X
at the end of a year	090	368,000	X	X	X	X	X	X

	Line code	Securities placed in the period under report for the first time				Securities placed in general			
		Total	Including			Total	including		
			To legal entities	To individuals	To investors of other countries		To legal entities	To individuals	To investors of other countries
A	B	8	9	10	11	12	13	14	15
In total	010	808,236	501,649		306,587	1,024,747	701,961	1,1110	311,676
including: Shares	020	306,590	3		306,587	368,000	45,211	1,1110	311,676
out of them: - common	021	306,590	3		306,587	368,000	45,211	1,1110	311,676
- preferred	022								
Bonds	030								
out of them: - republican loan	031								

- enterprise	032								
Treasury obligations	040								
Saving certificates (deposit certificates)	050								
Promissory notes	060	501,646	501,646			656,747	656,747		
Other securities	070								

Section II. Securities circulation

		Own securities of the issuer								
		TOTAL available securities at the beginning of the year and issued for reported period	TOTAL of placed securities		Redeemed for reported period	Repeatedly sold for reported period		Paid for reported period	Remains of non-placed securities at the end of reported period	Dividends and interest, paid in reported period
			Total	Including, private privatization accounts		Total	Including, private privatization accounts			
A	B	1	2	3	4	5	6	7	8	9
TOTAL	100	1,024,747	1,024,747		601,903			601,903		
Including: Shares	110	368,000	368,000							
Including: - ordinary	111	368,000	368,000							
- preferred	112									
Bonds	120									
Including: - state loans	121									
- enterprises	122									
Treasury obligations	130									
Saving certificates (deposit)	140									
Promissory notes	150	656,747	656,747		601,903			601,903		

Other securities	160								

		Other issuers' securities					
		Remains of securities with at the beginning of year	Purchased in reported period		Sold for reported period	Remains at the end of year	Dividends, interest, received in reported period
			Total	Including, private privatization accounts			
A	B	10	11	12	13	14	15
TOTAL	100	24074	134811		142484	16401	
Including: Shares	110						
Including: - ordinary	111						
- preferred	112						
Bonds	120						
Including: - state loans	121						
- enterprises	122						
Treasury obligations	130						
Saving certificates (deposit)	140						
Promissory notes	150	24074	134811		142484	16401	
Other securities	160						

Part III. Volume of mutual investments in the form of securities

	Line code	Resident-issuer's securities with non-residents				
		Remains of securities with non-residents at the beginning of year	Purchased by non-residents for reported period	Redeemed from non-residents by resident-issuer within reported period	Remains of securities with non-residents at the end of reported period	Dividends and interest, paid to non-residents in reported period
A	B	1	2	3	4	5
Total	170	5089	306587		311676	
Including: Shares	180	5089	306587		311676	

Bonds	190					
Treasury obligation	200					
Saving certificates (deposit)	210					
Promissory notes	220					
	230					
	240					

	Line code	Non-residents' securities with resident				
		Remains of securities with residents at the beginning of year	**Purchased by residents for reported period**	**Sold by from residents within reported period**	**Remains of securities with residents at the end of reported period**	**Dividends and interest, paid to residents in reported period**
A	**B**	**6**	**7**	**8**	**9**	**10**
Total	170					
Including: Shares	180					
Bonds	190					
Treasury obligation	200					
Saving certificates (deposit)	210					
Promissory notes	220					
	230					
	240					

Approved by Order No.302
of the Ministry of Finance of Ukraine
of 29 November 2000

Company name: Open Joint Stock Company “Ordzhonikidzevsky Ore Mining And Processing Enterprise”
Territory: 1212100000
State authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED FOR
Industry: DIGGING OF FERROUS METALS ORES
Types of economic activities:
Average number of employees: 7106
Measure: UAH 1,000

	Codes
Date (year, month, day)	2001/1/01
under EDRPOU	00190928
under KOATUU	1212100000
under SPODU	6024
under ZKGNG	12112
under KVED	
Control amount	

NOTES TO ANNUAL FINANCIAL STATEMENT
for 2001

Form No. 5 Code DKUD 1801008

I. Intangible assets

Groups of intangible assets	Line code	Remains at the beginning of year		Received per year	Reevaluation (plus-evaluation, minus-evaluation)		Replaced per year		Accrued depreciation per year	Losses on decrease of useful life per year	Other changes per year		Amount of balan the end of yea	
		origina l cost	depreciation		of original cost	depreciation	original cost	depreciation			Origina l cost	depreciation	original cost	depreci
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Natural resources use rights	010			13.0									13.0	

Property use rights	020													
Rights to trademarks	030													
Industrial property titles	040													
Copyright and neighboring rights	050	134.0	110.0	147.0					21.0				281.0	
Goodwill	060													
Other intangible assets	070			1.0									1.0	
TOTAL	080	134.0	111.0	161.0					21.0				295.0	

Column 14 line code 080	cost of intangible assets, subject to any restrictions of title	(081)
	cost of pledged intangible assets	(082)
	cost of intangible assets created by the company	(083)
Column 5 line code 080	cost of intangible assets, received on appointments	(084)

II. Fixed assets

s of ssets	Line code	Remains at the beginning of year		Received per year	Reevaluation (plus-evaluation, minus-evaluation)		Replaced per year		Accrued depreciation per year	Losses on decrease of useful life per year	Other changes per year		Amount of balance at the end of year		including			
		original cost	depreciation		Of original cost	of depreciation	original cost	depreciation			original cost	depreciation	original cost	depreciation	received under financial lease	remised under operating lease	original cost	depreciation
	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
lots	100																	
es for ement	110																	
ngs and es	120	470,937.0	304,735.0	705.0	836.0		2,205.0	906.0	9,942.0			21.0	470,273.0	313,792.0				
nery uipment	130	323,425.0	257,531.0	1,604.0	2,864.0		2,172.0	2,137.0	16,322.0				325,721.0	271,716.0				
ort	140	47,198.0	35,592.0	156.0	316.0		200.0	200.0	3,856.0				47,470.0	39.248.0				
nents, s and ory ure)	150	1,296.0	876.0	139.0	15.0		20.0	20.0	110.0				1,430.0	966.0				
nt	160																	
ials	170																	
fixed	180	3,216.0	2,146.0	233.0	18.0		97.0	97.0	291.0				3,390.0	2,340.0				
y stocks	190	18.0	18.0	3.0					3.0				21.0	21.0				
alue e assets	200	945.0	937.0	267.0			286.0	286.0	272.0				926.0	923.0				

·ary le) ·s	210																	
es	220																	
·ry er	230																	
items	240																	
capital ·e assets	250																	
	260	847,055.0	601,835.0	3,107.0	4,049.0		4,980.0	3,646.0	30,796.0			21.0	849,231.0	629,006.0				

column 14 line code 260 — cost of fixed assets, subject to certain restrictions of title, envisaged by the legislation (261)

cost of pledged fixed assets (262)

residual cost of fixed assets, which are currently not in use (reconstruction, conservation etc.) (263) 17.0

residual cost of fixed assets, redeemed for sale (264)

original cost of fully depreciated fixed assets (265)

column 5 line code 260 — cost of fixed assets, purchased on appointments (266) 11.0

III. Capital Investment

Indicator	Line code	Per year	At the end of year
1	2	3	4
Capital construction	280	2,934.0	13,915.0
Purchase (production) of fixed assets	290	1,143.0	2,984.0
Purchase (production) of other non-working tangible assets	300	267.0	74.0
Acquirement (creation) of intangible assets	310	161.0	
Formation of the main bevy	320		
Others	330		
TOTAL	340	4,505.0	16,973.0

IV. Financial investments

Indicator	Line code	Per year	At the end of year	
			long-term	Current
1	2	3	4	5
A. Financial investments by interest method in:				
Associated enterprises	350	4.0	4.0	
Subsidiaries	360			
Joint activity	370			
B. Other financial investments				
Interest in charter capital of other enterprises	380			
Shares	390			
Bonds	400			
Others	410			
TOTAL (A+B)	420	4.0	4.0	

Column 4 line code 045	Other long-term financial investments are displayed:		
		in cost value	(421)
		in fair cost	(422)
		in depreciated cost	(423)
Column 4 line code 220	Current financial investments are displayed:		
		in cost value	(424)
		in fair cost	(425)
		in depreciated cost	(426)

V. Profits and losses

Account	Line code	Profits	Losses
1	2	3	4
A. Other operating profits and losses			
Operating lease of assets	440	370.0	144.0
Operating difference of exchange	450	4,225.0	2,186.0
Realization of other working assets	460	3,875.0	2,410.0
Penalties, fines	470	1,888.0	507.0

Maintenance of housing and social objects	480		3,096.0
Other operating profits and losses	490	127,072.0	119,745.0
B. Profit and loss from interest under investments in:			
Associated enterprises	500		
Subsidiaries	510		
Joint activity	520		
C. Other financial profits and losses			
Dividends	530		X
Interest	540	X	1,851.0
Financial lease of assets	550		
Other financial losses and profits	560		
D. Other profits and losses			
Realization of financial investments	570		
Realization of non-working assets	580	23.0	575.0
Realization of property complexes	590		
Non-operating difference of exchange	600	62.0	2.0
Free received assets	610		X
Non-working assets write-off	620	X	854.0
Other profits and losses	630	627.0	55.0

Barter of products (goods, services, labor) (631)

Profit share from realization of products (goods, services, labor) under barter contracts with affiliated parties (632) %

VI. Cash and cash equivalents

Indicator	Line code	At the end of year
1	2	3
Cash on hand	640	
Current bank account	650	178.0
Other bank accounts (bills of credit, cheques)	660	63.0
Cash on the way	670	21.0
Cash equivalents	680	2.0
TOTAL	690	264.0

column 4 line code 070 Cash with limited usage (691)

VII. Secured accounts

Types of secured accounts	Line code	Security remains at the beginning of year	Increase of secured accounts		Security funds, used per year	Unused security funds, reversed during the reported period	Amount of expected reimbursement of expenses from another party, considered for evaluation of secured accounts	Security remains at the end of year
			creation of securities	Additional allocations				
1	2	3	4	5	6	7	8	9
Security for employees vacations	710							
Security for future expenses for additional pension insurance	720							
Security for future settlement of guaranteed obligations	730							
Security of future expenses for restructuring	740							
Security for future expenses under onerous contracts	750							
	760							
	770							
TOTAL	780							

VIII. Reserves

Indicator	Line code	Book value at the end of year	Reevaluation per year	
			Increase of net costs of realization*	Adjustment
1	2	3	4	5
Raw materials and materials	800	8,221.0		
Purchasing semiraw materials and component products	810			
Fuel	820	1,946.0		
Containers and container materials	830			
Construction materials	840			
Duplicate	850	8,704.0		
Agricultural materials	860	17.0		
Growing and greased animals	870	358.0		
Low-valued and quick-wearing items	880	408.0		
Uncompleted production	890	4,068.0		
Finished products	900	7,942.0		
Goods	910	221,234.0		
TOTAL	920	252,898.0		

Column 3 line code 920 Par value cost of reserves:

accounted in net cost of realization (921)
submitted for processing (922) 4374.0
pledged (923)
submitted for commission (924)

Assets on safekeeping – account 02 (925) 6603.0

* shall be calculated according to para 28 of the Accounting standards 9 "Reserves"

IX. Receivables

Indicator	Line code	TOTAL at the end of year	i.e. within delinquency terms		
			up to 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Receivables for goods, services, labor	940	175,305.0	92,005.0	2,669.0	80,631.0
Other current receivables	950	4,292.0	4,292.0		

Dead loans that were wrote-off during the reported year (951) 607.0

X. Shortages and losses for spoilage

Indicator	Line code	Amount
1	2	3
Disclosed (write-off) during the year	960	755.0
Recognized as debt of guilty people during the reported period	970	28.0
Amount of shortages and losses under consideration (off-balance account)	980	727.0

Addendum to the
Accounting Regulations (standards) 2

		CODES
Date (year, month, day)		2002 | 1 | 01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise"	as to EDRPOU	00190928
Territory:	as to KOATUU	12121
Form of ownership: collective	as to KFV	20
State management authority:		
OPEN JOINT STOCK COMPANIES, ESTABLISHED FOR	as to SPODU	6024
Industry: digging of ferrous metals ores	as to ZKGNG	12112
Measuring unit: UAH thousand	as to KVED	13.20.2
Address: 11 Kalinin St., Ordzhonikidze, 53300	Controlling amount	

BALANCE SHEET
As of 31 December 2001

Form No.1 DKUD Code 1801001

ASSET	Line code	At the beginning of year	At the end of year
1	2	3	4
I. NON-WORKING ASSETS			
Intangible assets:			
residual value	010	24.0	164.0
initial value	011	134.0	295.0
depreciation	012	110.0	131.0
Uncompleted construction	020	16783.0	16973.0
Fixed Assets: residual value	030		
initial value	031	245220.0	220225.0
Depreciation	032	847055.0	849231.0
Long-term financial investments: accounted using the method of participation in the capital of other enterprises	040		4.0
other financial investments	045		
Long-term accounts receivable	050	14.0	
Deferred tax assets	060		
Other non-working assets	070		
Goodwill under consolidation	075		
SECTION 1 TOTAL	**080**	**262041.0**	**237366.0**

II. WORKING CAPITAL			
Inventories: production inventory	100	29812.0	19296.0
animals under growing and feeding	110	427.0	358.0
uncompleted construction	120	1567.0	4068.0
finished products	130	27620.0	7942.0
goods	140	57956.0	221234.0
Promissory notes received	150	18801.0	16401.0
Accounts receivable for goods, works, services:			
net sales value	160	198917.0	175305.0
initial value	161	198917.0	175305.0
doubtful debt reserve	162		
Accounts receivable under settlements: with budget	170	62498.0	143572.0
on granted advance payments	180	136069.0	245096.0
on accrued revenues	190		
from internal settlements	200		
Other current accounts receivable	210	823.0	4292.0
Current financial investments	220		
Monetary funds and their equivalent: in the Ukrainian currency	230	54.0	212.0
in foreign currency	240	57.0	52.0
Other working capital	250	1310.0	1096.0
SECTION 2 TOTAL	**260**	**535911.0**	**838924.0**
III. EXPENSES OF FUTURE PERIODS	**270**	**47.0**	**2552.0**
BALANCE	**280**	**797999.0**	**1078842.0**

LIABILITIES	**Row Number**	**At the beginning of year**	**At the end of year**
1	**2**	**3**	**4**
I. Equity Capital			
Charter capital	300	61410.0	368000.0
Share capital	310		
Additionally contributed capital	320		
Other additional capital	330	245943.0	248960.0
Reserve capital	340	5495.0	15353.0
Undistributed profit (uncovered loss)	350	87079.0	107497.0
Unpaid capital	360		
Withheld capital	370		
SECTION I TOTAL	**380**	**399927.0**	**739810.0**
Minority interests	385		
II. Security For Further Expenses And Payments			
Secured payments for personnel	400		
Other security	410		

	415		
	416		
Target financing	420	1435.0	
SECTION II TOTAL	**430**	**1435.0**	
III. Long-Term Liabilities			
Long-term bank loans	440		
Other long-term financial liabilities	450		
Deferred tax liabilities	460		10518.0
Other long-term liabilities	470	8215.0	1874.0
SECTION IIITOTAL	**480**	**8215.0**	**12392.0**
IV. Current Liabilities			
Short-term bank loans	500		
Current indebtedness under long-term liabilities	510		6804.0
Issued promissory notes	520	155101.0	54844.0
Accounts payable for goods, works, services	530	202610.0	234187.0
Current liabilities under settlements:			
for received advance payments	540	2211.0	2464.0
with budget	550	2044.0	2012.0
for off-budget payments	560		
for insurance	570	809.0	1039.0
for labor remuneration	580	2223.0	2744.0
with participants	590		
for internal settlements	600		
Other current liabilities	610	23407.0	22436.0
SECTION IV TOTAL	**620**	**388405.0**	**326530.0**
V. Future Revenues	**630**	**17.0**	**110.0**
Balance	**640**	**797999.0**	**1078842.0**

Addendum to the
Accounting Regulations (standards) 3

	CODES		
Date (year, month, day)	2002	1	01
Enterprise: the OJSC "Ordzhonikidzevsky Ore Mining and Processing Enterprise" as to EDRPOU	00190928		
Territory: as to KOATUU	12121		
State management authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED for as to SPODU	6024		
Industry: digging of ferrous metals ores as to ZKGNG	12112		
Measuring unit: UAH thousand as to KVED	13.20.2		
Controlling amount			

FINANCIAL REPORT
For 2001

Form No.2 DKUD 1801003

I. FINANCIAL RESULTS

Indicator	Line code	For reported period	For previous period
1	2	3	4
Sales income (proceeds) (goods, works, services)	010	802799.0	815350.0
Value added tax	015	(48675.0)	(51762.0)
Excise tax	020	( )	( )
	025	( )	( )
Other income allocations	030	(8.0)	(28.0)
Net sales income (proceeds) (goods, works, services)	035	754116.0	763560.0
Prime cost of products sold (goods, works, services)	040	(686814.0)	(701996.0)
Gross: income	050	67302.0	61564.0
loss	055	( )	( )
Other working income	060	137430.0	24761.0
Administrative expenses	070	(11966.0)	(12691.0)
Sales expenses	080	(21259.0)	(20078.0)
Other working expenses	090	(128088.0)	(24124.0)
Financial results from operating activity: income	100	43419.0	29432.0
loss	105	( )	( )

Interest income	110		
Other financial income	120		2,991.0
Other income	130	712.0	2925.0
Financial expenses	140	(1851.0)	(1952.0)
Interest losses	150	( )	( )
Other expenses	160	(1486.0)	(3205.0)
Financial results from ordinary activity before taxation: income	170	40794.0	30191.0
loss	175	( )	( )
Income from ordinary activity tax	180	10518.0	
Financial results from ordinary activity before taxation: income	190	30276.0	30191.0
loss	195	( )	( )
Extraordinary: income	200		
expenses	205	( )	( )
Extraordinary income tax	210		
Minority share	215		
Net: income	220	30276.0	30191.0
loss	225	( )	( )

II. ELEMENTS OF WORKING EXPENSES

Indicator	Line code	For reported period	For previous period
1	2	3	4
Material costs	230	96757.0	103493.0
Costs for salaries	240	42389.0	36464.0
Social payments	250	15736.0	13864.0
Depreciation cost	260	30817.0	24044.0
Other working costs	270	647696.0	45884.0
TOTAL	280	833395.0	223749.0

III. INDEXES CALCULATION

Indicator	Line code	For reported period	For previous period
1	2	3	4
Average annual number of ordinary shares	300	400,822,196	245,639,480
Corrected average annual number of ordinary shares	310	400,822,196	245,639,480
Net income per an ordinary		0.07553	0.12291

share (UAH)	320		
Corrected net income per an ordinary share (UAH)	330	0.07553	0.12291
Dividends per an ordinary share (UAH)	340		